UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$4,384.9 million*

Telecom Argentina S.A.

announces consolidated results for the nine-month period

(“9M24”) and third quarter of fiscal year 2024 (“3Q24”) **

Note: For the figures included in the FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018, inclusive. Accordingly, the reported figures corresponding to 9M24 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments related to variations of results between 9M24 and 9M23 mentioned in this press release correspond to “figures restated by inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for periods ended as of September 30 of 2024 and 2023, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning on page 11.

•	For analysis purposes, it should be noted that the results presented on a comparative basis (September 2023) include the effect of the year-over-year inflation as of September 2024, which was 209%.

•	The Company's Consolidated Revenues amounted to P$2,852,341 million in 9M24 (-10.4% in constant currency compared to 9M23). The evolution of Service Revenues shows a trend of recovery in real terms that consolidated during 3Q24 (+2.5% and +6.0% compared to 2Q24 and 1Q24, respectively). Meanwhile, Service Revenues during the first nine months of 2024 totaled P$2,682,307 million (-9.1% compared to the first nine months of 2023), in a context where year-over-year inflation remains at high levels.

•	During 9M24, the customer base in Argentina showed growth: mobile accesses increased to 21.4 million (+668 thousand compared to 9M23). Meanwhile, cable TV subscribers also increased, totaling 3.2 million in the same period (+49.5 thousand compared to 9M23). Finally, broadband totaled 4.0 million accesses (-46.9 thousand compared to 9M23).

•	During 9M24 the margin of Operating Income before Depreciation, Amortization, and Impairments of Fixed Assets ("Operating Income before D, A & I") over revenues registered 28.8%, stable when compared with 9M23. During 9M24, Operating Income before D, A & I totaled P$822,296 million.

•	Due to the real appreciation of the Argentine peso against the US dollar during 9M24 (due to inflation being higher than devaluation during the period), the Company recorded a net income of P$951,912 million (compared to an income of P$263,157 million in 9M23), mainly explained by gains from exchange rate differences in real terms included in Financial Results.

•	CAPEX (excluding right-of-use assets) during the 9M24 represented 13.0% of Consolidated Revenues. Investments (including right-of-use assets) amounted to P$538,119 million in 9M24 (-7.0% in constant currency vs. 9M23), which represents 18.9% of our Consolidated Revenues.

•	Net Financial Debt totaled P$2,325,294 million as of September 30, 2024, decreasing in real terms (-37.6% in constant currency vs. December 31, 2023).

*Market capitalization as of November 5, 2024

**Unaudited non-financial information

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*(Figures may not add up due to rounding)

** (in constant currency - includes right-of-use assets for P$166,117 million as of September 30, 2024 and for P$123,767 million as of September 30, 2023)

*** (Includes IP telephony lines, which amounted to approximately 1.78 million and 1.42 million as of September 30, 2024, and September 30, 2023, respectively) – Not included in ARPU calculations.

1- Consolidated Revenues	3- Operating Income before D, A & I (EBITDA)
(in million P$)	(in million P$)

2- Quarterly Service Revenues	4- Net Income (Loss)
(in million P$)	(in million P$)

TELECOM ARGENTINA	3

Buenos Aires, November 7, 2024 - Telecom Argentina S.A. (“Telecom Argentina”) - (NYSE: TEO; BYMA: TECO2), announced today a Net Income of P$951,912 million for the nine-month period ended September 30, 2024, mainly explained by gains from exchange rate differences in real terms included in Financial Results. The Net Income attributable to the controlling company was P$938,639 million.

It should be noted that comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of September 30, 2024.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2023, and as of September 30, 2023, and 2024, used for the restatement of figures in constant currency:

	As of September 30, 2023	As of December 31, 2023	As of September 30, 2024
Annual	138.3%	211.4%	209.0%
3-month cumulative (Since June 2023/2024)	34.8%	n/a	12.1%

During 9M24, Consolidated Revenues amounted to P$2,852,341 million, from which Service Revenues totaled P$2,682,307 million.

During 9M24, Service Revenues decreased by 9.1% compared to 9M23, mainly due to the net effect of the price increases implemented by the Company on revenues being lower than the year-on-year inflation rate, which stood at 209.0%. This is considering the discounts that were granted to customers to maintain the client base amid intense market competition. However, a trend of recovery in Service Revenues in real terms has been observed, strengthening during 3Q24 (+2.5% vs. 2Q24 – see chart No. 2 on page No. 2).

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 9M24 and 9M23.

TELECOM ARGENTINA	4

Consolidated Revenues

Mobile Services

As of September 30, 2024, total mobile subscribers in Argentina and Paraguay amounted to 23.9 million. In 9M24, mobile services revenues reached P$1,154,984 million (- P$137,447 million or -10.6% vs. 9M23), obtaining the highest share in terms of service revenues (representing 43.1% and 43.8% of service revenues in 9M24 and 9M23, respectively). In 3Q24, mobile service revenues amounted to P$401,005 million (-4.3% vs. 3Q23). Mobile internet revenues in 9M24 and 9M23 were equivalent to 95% of the total revenues for these services.

Mobile Services in Argentina

As of September 30, 2024, total mobile subscribers amounted to approximately 21.4 million (+668 thousand vs. 9M23). During 9M24, a recovery in the postpaid base was observed, which increased by 0.5% vs. 9M23. Meanwhile, the prepaid base recorded a 5.4% increase, continuing a favorable trend. As of September 30, 2024, postpaid accesses represented 38% of our mobile subscriber base.

In 9M24, mobile service revenues in Argentina amounted to P$1,051,194 million (-P$134,993 million or -11.4% vs. 9M23). The average monthly revenue per user (“ARPU”) amounted to P$5,458.9 during 9M24 (vs. P$6,367.0 in 9M23). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2024, included in the ARPU amounted to P$876.0 and P$4,903.5 for 9M24 and 9M23, respectively. The average monthly churn rate was 1.5% in 9M24 (compared to an average of 1.8% in 9M23).

Personal in Paraguay (“Núcleo”)

As of September 30, 2024, Núcleo’s subscriber base totaled 2.5 million. Of the total number of accesses, 74% correspond to prepaid plans and 26% to postpaid plans, whereas as of September 30, 2023, prepaid accesses represented 78% and postpaid accesses represented 22%.

During 9M24, Mobile service revenues in Paraguay reached P$103,790 million (- P$2,454 million or -2.3% vs. 9M23), due to a decrease in ARPU, mainly due to higher discounts granted and migration to lower-value plans.

Internet Services

Internet services revenues reached P$725,497 million during 9M24 (+P$41,097 million or +6% vs. 9M23). In 3Q24, Internet services revenues totaled P$256,708 million (+14.5% vs. 3Q23) showing strong growth in real terms. Total broadband base reached 4.0 million subscribers in 9M24 (-47 thousand vs. 9M23). The monthly churn rate of Internet services was 1.9% and 1.8% as of September 30, 2024, and 2023, respectively.

Additionally, broadband ARPU (restated in constant currency as of September 30, 2024) amounted to P$18,657.7 in 9M24 (vs. P$17,604.7 in 9M23). The effect generated by the restatement in terms of the measuring unit as of September 30, 2024, included in the ARPU amounted to P$2,970.2 and P$13,534.6 for 9M24 and 9M23, respectively.

Mobile Services Revenues
(in billion P$)

Mobile Consumption of
Personal in Argentina

Internet Services Revenues
(in billion P$)

TELECOM ARGENTINA	5

As of September 30, 2024, accesses with a service of 100 Mb or higher represented 87% of the total customer base (vs. 84% as of September 30, 2023). In 9M24, accesses with this speed or higher amounted to 3.5 million (+2.8% compared to 9M23).

Cable TV Services

Cable TV service revenues reached P$413,757 million in 9M24 (-P$159,069 million or -27.8% vs. 9M23). In 3Q24, cable TV service revenues were P$141,214 million (-20.9% vs. 3Q23). Cable TV subscribers, including Uruguay and Paraguay, exceeded 3.4 million (+53 thousand vs. 9M23). The monthly Cable TV ARPU (restated in constant currency as of September 30, 2024) reached P$12,698.6 during 9M24 (vs. P$18,158.4 in 9M23). The effect generated by the restatement in terms of the measuring unit as of September 30, 2024, included in the ARPU amounts to P$2,078.8 and P$14,009.8, for 9M24 and 9M23, respectively.

The subscriber base in Argentina reached 3.2 million accesses as of September 30, 2024, reflecting a 1.6% increase compared to 9M23, driven by the Flow Full and Flow Flex products. Starting in 3Q24, Flow Flex, which is 100% digital (no decoder or installation required), began being marketed as the main product. Of this customer base, 1.5 million subscribed to Flow, and premium subscriptions as of 9M24 totaled 1.2 million, decreasing 7.7% compared to 9M23. The monthly churn for cable television stood at 2.1% as of September 30, 2024, compared to 1.8% as of September 30, 2023.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$357,666 million in 9M24 (-P$17,533 million or -4.7% vs. 9M23). In 3Q24, fixed telephony and data services revenues were P$109,506 million (-11.9% vs. 3Q23)

The monthly fixed voice ARPU (restated in constant currency as of September 30, 2024) reached P$8,187.3 in 9M24 (vs. P$8,326.0 in 9M23). The effect generated by the restatement in terms of the measuring unit as of September 30, 2024, included in the ARPU amounted to P$1,470.9 and P$6,511.9 for 9M24 and 9M23, respectively.

Other Service Revenues

Other service revenues, primarily including fintech-related services, billing and collection management revenue on behalf of third parties, administrative revenue, and advertising space sales revenue, among others, reached P$30,403 million (+P$3,541 million or +13.2% compared to 9M23). In 3Q24, other service revenues were P$10,509 million (+10.9% vs. 3Q23).

The main variation is driven by the increase in fintech services in Argentina, mainly due to the growth in platform usage and the increase in the number of users.

Similarly, Personal Pay ended the period with 3.3 million customers (vs. 1.6 million in 9M23).

Revenues from equipment sales

Equipment revenues reached P$170,034 million (-P$63,342 million or -27.1% vs. 9M23). This variation is mainly due to a 22% decrease in the quantity of handsets sold compared to 9M23. In 3Q24, equipment sales were P$64,199 million (-14% vs. 3Q23).

Pay TV Service Revenues
(in billion P$)

Fixed Telephony and Data
Services Revenues (in
billion P$)

TELECOM ARGENTINA	6

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$2,958,707 million in 9M24 (-P$385,074 million or -11.5% vs. 9M23). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 10.4% in real terms during the same period.

The cost breakdown was as follows:

●	Employee benefits and severance payments: P$694.524 million in 9M24 (-9.4% vs. 9M23). Total employees amounted to 20,247 as of September 30, 2024.

●	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$85,295 million (-8.4% vs. 9M23).

●	Fees for services, maintenance and materials: P$384,474 million in 9M24 (-4.0% compared to 9M23).

●	Taxes and fees paid to regulatory authorities: P$222,875 million (-9.3% vs. 9M23).

●	Commissions and advertising (commissions paid to agents, collection fees and other commissions): These costs totaled P$155,421 million in 9M24 (-19.4% vs. 9M23).

●	Cost of handsets sold: P$131,773 million (-22.0% vs. 9M23). This variation is mainly due to a decrease in the number of units sold compared to 9M23.

●	Programming and content costs: P$161,655 million (-9.6% vs. 9M23).

●	Other Costs totaled P$194,028 million (-11.8% vs. 9M23), of which bad debt expenses totaled P$58,695 million (-20.1% vs. 9M23).

●	Our bad debt ratio continued its favorable trend: it represented 2.1% of total revenues as of September 30, 2024 (vs. 2.3% in 9M23).

●	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, among others, totaled P$135,333 million (-7.6% vs. 9M23).

●	Depreciation, amortization and impairment of fixed assets amounted to P$928,662 million (-13.7% vs. 9M23). This charge includes the impact of the amortization of assets incorporated after September 30, 2023, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed an income of P$1,488,554 million in 9M24 (vs. an income of P$190,073 million in 9M23), mainly due to:

*Related to Notes issued in UVA

TELECOM ARGENTINA	7

Exchange gains from exchange rate differences, measured in real terms, are the result of inflation outpacing the appreciation of the US dollar against the Argentine peso (101.6% vs. 20.0%, respectively in the 9M24).

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax loss amounted to P$422,092 million in 9M24 (vs. an income of P$234,411 million in 9M23). The loss related to item (i) above amounted to P$21,991 million in 9M24 (vs. a loss of P$3,575 million in 9M23) and the income tax effect related to the application of the deferred tax method described in item (ii) above is a loss of P$400,101 million in 9M24 (vs. an income of P$237,986 million in 9M23).

Consolidated Net Financial Debt

As of September 30, 2024, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is passive and amounted to P$2,325,294 million, which represents a decrease of P$1,403,062 when compared to the net financial debt as of December 31, 2023, restated by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During 9M24, the Company invested (including rights of use assets) P$538,119 million (-7.0% vs. 9M23). Said investments represented 18.9% of consolidated revenues in 9M24. As of September 30, 2024, investments without considering right of use of assets totaled P$372,002 million (-18.2% vs. 9M23).

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 98% of the population. Our mobile subscribers with access to our 4G network, according to Ookla's latest September 2024 benchmark, perceived a better service experience, reaching average speeds of 66.1Mbps, compared to 34.3Mbps during the same period in 2023.

•	During the first nine months of 2024, we continued the expansion of our 5G network with the addition of 112 sites.

•	Additionally, we continue to expand mobile site connectivity to achieve better quality and capacity by replacing radio links with high-capacity fiber optic connections.

TELECOM ARGENTINA	8

Relevant financial events of the period

IFC Prepayment

On August 15, 2024, the Company applied part of the proceeds from the placement of Class 21 Notes issued on July 18, 2024, as follows:

•	the sum of US$38,250,000.00 for the total prepayment of the outstanding principal under the loan agreement dated March 4, 2019, between Telecom Argentina and the International Finance Corporation (“IFC”), in accordance with clause 2.6(a) of said agreement; and

•	the sum of US$125,000,060.00 for the partial prepayment of the outstanding principal under the loan agreement dated June 28, 2022, between Telecom Argentina and IFC, in accordance with clause 2.6(a) of said agreement.

IDB Prepayment

On September 3, 2024, the Company applied part of the proceeds from the placement of Class 21 Notes issued on July 18, 2024, for the partial prepayment of the outstanding principal under the loan agreement dated May 29, 2019, between Telecom Argentina and the Inter-American Investment Corporation, in accordance with clause 2.6(a) of said agreement, for the sum of US$135,000,000.

Resolution – Nullity of Decree 690/2020

On September 25, 2024, the Company was notified of the decision by Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, which withdrew the extraordinary appeals filed by the Executive Power and ENACOM against the ruling of the aforementioned Court of Appeals dated June 6, 2024, which upheld the first instance judgment that declared Decree 690/2020 and ENACOM Resolutions N° 1466/2020 and 1467/2020 null.

Additionally, on October 16, 2024, the Company was notified of the decision of the Federal Administrative Court No. 8 to consider the case concluded and to be kept in records.

Open Gateway and OpenXpand

Telecom continued advancing its API deployment roadmap, as the leader in the country's GSMA Open Gateway initiative, which drives innovation by enabling developers and cloud providers to quickly implement services in a standardized manner, while proposing a new paradigm that allows for the monetization of network assets.

In addition to the already launched SIM SWAP and Number Verification APIs, Telecom added two new APIs, Device Location and Device Status, which also contribute to the security and anti-fraud value proposition.

Recently, as a new step in its partnership with Intraway, the Company introduced OpenXpand, a new digital platform whose purpose is to position itself as the primary partner for telecommunications operators in the Latin American region to accelerate the adoption of the new business paradigm proposed by Open Gateway. OpenXpand is a cloud-native, secure, and scalable platform that allows telecommunications operators in Latin America to expose and monetize their networks through standardized APIs. These APIs enable applications across various industries, such as fintech or e-commerce, to improve their digital workflows quickly and efficiently.

Investor Day - NYSE

During this period, the Company celebrated three uninterrupted decades of listing on the NYSE, where it began trading on December 9, 1994. As part of its anniversary at the

TELECOM ARGENTINA	9

NYSE, the Company held an Investor Day and had the opportunity to welcome financial analysts from international markets to present its business strategy.

Telecom is one of the 20 Argentine companies listed on the world's largest financial center and the only technology company to have completed 30 years of uninterrupted listing there.

Relevant events after September 30, 2024

Additional Class 21 International Notes Issuance

In October 2024, the Company re-entered the international credit markets again, reopening its Class 21 Notes as detailed below:

Offered Nominal Value: USD 275,530,000

Number of Offers Received: 75

Nominal Value of Notes to be Issued: USD 200,000,000

Interest Rate: 9.5% nominal annual, semiannual payments

Issue Price: 103.286% of the Nominal Value of the Notes

Yield: 8.75%

Issuance and Settlement Date: October 29, 2024

Repayment: The principal of the Notes will be repaid in three installments as follows: (i) 33% of the principal on July 18, 2029; (ii) 33% of the principal on July 18, 2030; (iii) 34% of the principal on the Maturity Date, July 18, 2031.

The expected use of proceeds is the refinancing of existing debt. This transaction, along with other liability management transactions carried out during the quarter, has allowed the Company to improve its average financing cost and extend the average maturity of its debt.

*******

TELECOM ARGENTINA	10

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2024, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar	Livio Gentile lagentile@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of September 2024)

	09/30/24	12/31/23	Δ $	Δ %
Cash and cash equivalents*	182,810	322,074	(139,264)	-43.2%
Financial Investments**	162,829	253,020	(90,191)	-35.6%
Trade receivables	255,798	267,836	(12,038)	-4.5%
Other Receivables	61,226	65,494	(4,268)	-6.5%
Inventories	53,100	63,557	(10,457)	-16.5%
Other Assets	1,997	-	1,997	-
Total current assets	**717,760**	**971,981**	**(254,221)**	**-26.2%**
Financial Investments	-	881	(881)	-100.0%
Trade receivables	382	508	(126)	-24.8%
Goodwill	3,119,743	3,112,300	7,443	0.2%
Property, plant and equipment ('PP&E')	4,086,881	4,579,590	(492,709)	-10.8%
Intangible assets	1,766,959	1,827,183	(60,224)	-3.3%
Right-of-use assets	445,187	434,794	10,393	2.4%
Other Receivables	56,680	114,562	(57,882)	-50.5%
Total non-current assets	**9,475,832**	**10,069,818**	**(593,986)**	**-5.9%**
TOTAL ASSETS	**10,193,592**	**11,041,799**	**(848,207)**	**-7.7%**
Trade payables	392,697	719,350	(326,653)	-45.4%
Financial debt	1,029,938	1,135,863	(105,925)	-9.3%
Salaries and social security payables	172,409	183,721	(11,312)	-6.2%
Income tax liabilities	2,160	3,149	(989)	-31.4%
Taxes payables	67,507	78,915	(11,408)	-14.5%
Dividend Payable	647	-	647	-
Lease liabilities	63,237	57,926	5,311	9.2%
Client Funds	7,492	14,552	(7,060)	-48.5%
Other liabilities	52,002	26,692	25,310	94.8%
Provisions	3,421	10,765	(7,344)	-68.2%
Total current liabilities	**1,791,510**	**2,230,933**	**(439,423)**	**-19.7%**
Trade payables	10,345	1,842	8,503	-
Financial debt	1,633,503	3,153,916	(1,520,413)	-48.2%
Salaries and social security payables	8,993	7,517	1,476	19.6%
Deferred income tax liabilities	1,332,521	929,574	402,947	43.3%
Taxes payables	3	22	(19)	-86.4%
Lease liabilities	114,770	120,765	(5,995)	-5.0%
Other liabilities	9,615	18,227	(8,612)	-47.2%
Provisions	54,956	52,647	2,309	4.4%
Total non-current liabilities	**3,164,706**	**4,284,510**	**(1,119,804)**	**-26.1%**
TOTAL LIABILITIES	**4,956,216**	**6,515,443**	**(1,559,227)**	**-23.9%**
Equity attributable to Controlling Company	5,138,576	4,370,029	768,547	17.6%
Non-controlling interest	98,800	156,327	(57,527)	-36.8%
TOTAL EQUITY	**5,237,376**	**4,526,356**	**711,020**	**15.7%**
TOTAL LIABILITIES AND EQUITY	**10,193,592**	**11,041,799**	**(848,207)**	**-7.7%**

*As of September 30, 2024, it includes restricted availability funds amounting to $7,492 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	09/30/24	12/31/23	Δ $	Δ %
Bank overdrafts - principal	154,546	47,400	107,146	-
Bank and other financial entities loans - principal	124,074	412,733	(288,659)	-69.9%
Notes - principal	606,329	380,941	225,388	59.2%
Loans for purchase of equipment	5,184	31,410	(26,226)	-83.5%
Accrued interest and related expenses	139,805	263,379	(123,574)	-46.9%
Total Current Loans	**1,029,938**	**1,135,863**	**(105,925)**	**-9.3%**
Notes - principal	1,143,790	2,014,059	(870,269)	-43.2%
Bank and other financial entities loans - principal	211,361	805,678	(594,317)	-73.8%
Loans for purchase of equipment	1,454	21,619	(20,165)	-93.3%
Accrued interest and related expenses	276,898	312,560	(35,662)	-11.4%
Total Non Current Loans	**1,633,503**	**3,153,916**	**(1,520,413)**	**-48.2%**
Total Loans	**2,663,441**	**4,289,779**	**(1,626,338)**	**-37.9%**
Cash and cash equivalents, and Financial Investments	338,147	561,423	(223,276)	-39.8%
Net Financial Debt	**(2,325,294)**	**(3,728,356)**	**1,403,062**	**-37.6%**

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2023 restated to 2024 values include a variation due to the restatement of approximately 334.7% vs. a restatement variation of 19.6% for revenues as of 2024)

	09/30/24		09/30/23		9M24 IAS 29 vs. 9M23 IAS 29	
	9M24 IAS 29	IAS 29 Adjustment	9M23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	2,682,307	442,473	2,951,718	2,273,052	(269,411)	-9.1%
Mobile Services	1,154,984	189,862	1,292,431	996,669	(137,447)	-10.6%
Internet Services	725,497	116,534	684,400	526,834	41,097	6.0%
Cable TV Services	413,757	68,578	572,826	441,036	(159,069)	-27.8%
Fixed Telephony and Data Services	357,666	62,992	375,199	288,376	(17,533)	-4.7%
Other service revenues	30,403	4,507	26,862	20,137	3,541	13.2%
REVENUES FROM EQUIPMENT SALES	170,034	25,705	233,376	179,390	(63,342)	-27.1%
REVENUES	2,852,341	468,178	3,185,094	2,452,442	(332,753)	-10.4%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)
Three Months Comparison

	09/30/24		09/30/23		3Q24 IAS 29 vs. 3Q23 IAS 29	
	3Q24 IAS 29	IAS 29 Adjustment	3Q23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	918,942	32,493	955,587	680,765	(36,645)	-3.8%
Mobile Services	401,005	14,457	419,100	299,624	(18,095)	-4.3%
Internet Services	256,708	9,009	224,245	159,615	32,463	14.5%
Cable TV Services	141,214	5,062	178,419	126,586	(37,205)	-20.9%
Fixed Telephony and Data Services	109,506	3,901	124,343	88,411	(14,837)	-11.9%
Other service revenues	10,509	64	9,480	6,529	1,029	10.9%
REVENUES FROM EQUIPMENT SALES	64,199	2,362	74,631	53,426	(10,432)	-14.0%
REVENUES	983,141	34,855	1,030,218	734,191	(47,077)	-4.6%

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

8 Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/24		09/30/23		9M24 IAS 29 vs. 9M23 IAS 29	
	9M24 IAS 29	IAS 29 Adjustment	9M23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**2,852,341**	**468,178**	**3,185,094**	**2,452,442**	**(332,753)**	**-10.4%**
Employee benefit expenses and severance payments	(694,524)	(112,432)	(766,440)	(588,649)	71,916	-9.4%
Interconnection and transmission costs	(85,295)	(15,809)	(93,071)	(71,689)	7,776	-8.4%
Fees for services, maintenance, materials and supplies	(384,474)	(89,014)	(400,496)	(310,263)	16,022	-4.0%
Taxes and fees with the regulatory authority	(222,875)	(36,133)	(245,644)	(189,166)	22,769	-9.3%
Commissions and advertising	(155,421)	(24,377)	(192,780)	(148,204)	37,359	-19.4%
Cost of equipments and handsets	(131,773)	(43,109)	(168,965)	(134,050)	37,192	-22.0%
Programming and content costs	(161,655)	(26,027)	(178,875)	(137,790)	17,220	-9.6%
Bad debt expenses	(58,695)	(10,570)	(73,462)	(57,360)	14,767	-20.1%
Other operating expenses	(135,333)	(23,402)	(146,535)	(113,331)	11,202	-7.6%
Subtotal Operating costs before D, A & I	**(2,030,045)**	**(380,873)**	**(2,266,268)**	**(1,750,502)**	**236,223**	**-10.4%**
Operating income before D, A & I	**822,296**	**87,305**	**918,826**	**701,940**	**(96,530)**	**-10.5%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(928,662)	(774,118)	(1,076,513)	(1,010,238)	147,851	-13.7%
Operating loss	**(106,366)**	**(686,813)**	**(157,687)**	**(308,298)**	**51,321**	**-32.5%**
Losses from associates and joint ventures	(8,184)	(25,825)	(3,640)	(5,638)	(4,544)	124.8%
Financial costs	1,350,487	2,135,958	24,640	494,702	1,325,847	-
Other financial results, net	138,067	170,972	165,433	191,042	(27,366)	-16.5%
Net income before income tax expense	**1,374,004**	**1,594,292**	**28,746**	**371,808**	**1,345,258**	**-**
Income tax expense	(422,092)	(430,190)	234,411	116,407	(656,503)	-
Net income	**951,912**	**1,164,102**	**263,157**	**488,215**	**688,755**	**-**
Attributable to:						
Controlling Company	938,639	1,161,944	251,230	479,223	687,409	-
Non-controlling interest	13,273	2,158	11,927	8,992	1,346	11.3%

9- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	09/30/24		09/30/23		3Q24 IAS 29 vs. 3Q23 IAS 29	
	3Q24 IAS 29	IAS 29 Adjustment	3Q23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**983,141**	**34,855**	**1,030,218**	**734,191**	**(47,077)**	**-4.6%**
Employee benefit expenses and severance payments	(252,230)	(9,268)	(248,656)	(175,776)	(3,574)	1.4%
Interconnection and transmission costs	(25,470)	(922)	(29,810)	(21,238)	4,340	-14.6%
Fees for services, maintenance, materials and supplies	(127,724)	(13,218)	(132,597)	(95,788)	4,873	-3.7%
Taxes and fees with the regulatory authority	(77,864)	(2,751)	(79,317)	(56,545)	1,453	-1.8%
Commissions and advertising	(58,243)	(2,078)	(61,551)	(43,818)	3,308	-5.4%
Cost of equipments and handsets	(48,968)	(7,937)	(52,063)	(39,076)	3,095	-5.9%
Programming and content costs	(56,939)	632	(56,607)	(40,278)	(332)	0.6%
Bad debt expenses	(19,132)	(704)	(19,741)	(14,133)	609	-3.1%
Other operating expenses	(49,427)	(4,056)	(42,469)	(30,399)	(6,958)	16.4%
Subtotal Operating costs before D, A & I	**(715,997)**	**(40,302)**	**(722,811)**	**(517,051)**	**6,814**	**-0.9%**
Operating income before D, A & I	**267,144**	**(5,447)**	**307,407**	**217,140**	**(40,263)**	**-13.1%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(303,880)	(243,226)	(364,556)	(338,661)	60,676	-16.6%
Operating loss	**(36,736)**	**(248,673)**	**(57,149)**	**(121,521)**	**20,413**	**-35.7%**
Losses from associates and joint ventures	(4,851)	(22,072)	(261)	(1,243)	(4,590)	-
Financial costs	92,403	331,965	6,339	245,714	86,064	-
Other financial results, net	(45,629)	(3,727)	72,257	83,207	(117,886)	-163.1%
Net income before income tax expense	**5,187**	**57,493**	**21,186**	**206,157**	**(15,999)**	**-75.5%**
Income tax expense	(16,730)	(4,920)	77,802	15,719	(94,532)	-121.5%
Net Income (loss)	**(11,543)**	**52,573**	**98,988**	**221,876**	**(110,531)**	**-111.7%**
Attributable to:						
Controlling Company	(16,361)	51,552	93,618	218,071	(109,979)	-117.5%
Non-controlling interest	4,818	1,021	5,370	3,805	(552)	-10.3%

TELECOM ARGENTINA	17

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 7, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations